Free Writing Prospectus pursuant to Rule 433 dated December 10, 2025

Registration Statement No. 333-275419

Prospectus dated November 9, 2023

Securities Offering

Immunovant, Inc. (the “Company”) is conducting an underwritten offering of its shares of common stock, par value $0.0001. Leerink Partners LLC (“Leerink Partners”) is acting as sole underwriter of the offering. Roivant Sciences Ltd., the Company’s controlling stockholder (“Roivant”), has provided a non-binding indication of interest to purchase shares in the offering on the same terms as those offered to other investors in the offering. Indications of interest are not binding agreements or commitments to purchase, and Leerink Partners may determine to sell no shares in this offering to Roivant, and Roivant may determine to purchase no shares in this offering. Leerink Partners will not receive compensation for any shares sold to Roivant in the offering.

Pricing Terms

1. The Company is selling      shares of Common Stock.

2. The offering price per share for the Securities shall be $    .

Recent Developments

Clinical Program Updates

IMVT-1402 Potentially Registrational Trial in Difficult-to-Treat Rheumatoid Arthritis (“D2T RA”)

Immunovant, Inc. (“we”) initiated a potentially registrational trial evaluating IMVT-1402 in anti-citrullinated protein autoantibody (“ACPA”) positive D2T RA in December 2024. We continue to expect to report initial results from the period 1 open label portion of this trial in 2026. We now also expect to report top line results from this trial in 2026.

Other Clinical Programs

Other than the D2T RA update above, we continue to expect to meet our previously disclosed anticipated milestones, including for the two potentially registrational trials evaluating IMVT-1402 in adults with Graves’ Disease, for which we expect to report top-line results in 2027.

Batoclimab

We are prioritizing the rapid development of IMVT-1402 across a broad set of programs as a potential first- and best-in-class anti-FcRn therapy. We have initiated and are currently enrolling studies of IMVT-1402 in six indications, including potentially registrational trials in GD, D2T RA, MG, CIDP and Sjögren’s disease (“SjD”), and a proof-of-concept trial in cutaneous lupus erythematosus (“CLE”). We believe IMVT-1402’s profile has the potential to offer best-in-class efficacy, in addition to its potentially favorable safety profile and convenient administration with a simple self-administered auto-injector expected at launch. We are leveraging data and insights from batoclimab, including our operational trial experience, relationships with investigators and prior results, to inform and potentially accelerate our development programs for IMVT-1402.

We have commenced discussions with our partner, HanAll, with respect to the potential return of certain rights for batoclimab to HanAll. Our license agreement with HanAll (the “HanAll Agreement”) gives us final control over development and regulatory decisions relating to batoclimab in our licensed territories and we believe we have performed our obligations under the HanAll Agreement. HanAll may disagree with our position and we may not reach an agreement with HanAll with respect to the return of batoclimab to them. This could result in a dispute with HanAll that may result in arbitration or litigation.

Risk Factors

Clinical trials are very expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

Our product candidates are still in clinical development and will require extensive clinical testing before we are prepared to submit a BLA or other similar application for regulatory approval. For example, we initiated potentially registrational trials for IMVT-1402 in Graves’ disease (“GD”), difficult-to-treat rheumatoid arthritis (“D2T RA”), myasthenia gravis (“MG”) and chronic inflammatory demyelinating polyneuropathy (“CIDP”) and Sjögren’s disease (“SjD”) and a proof-of-concept trial in cutaneous lupus erythematosus (“CLE”). Except for D2T RA, the first top-line data for any of the potentially registrational studies is not expected until sometime in calendar year 2027, assuming we can fully enroll and successfully complete the relevant trials according to our anticipated timelines. We cannot provide any assurance that any clinical trials will be conducted as planned or completed on scheduled, if at all. Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming and costly and is dependent upon collaboration with many contract research organizations (“CROs”) and clinical trial sites.

Failures can occur at any stage of clinical trials, and we could encounter problems that cause us to abandon or repeat clinical trials. In addition, results from clinical trials may require further evaluation delaying the next stage of clinical development or submission of a BLA. Further, product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials, and such product candidates may exhibit negative safety signals in later stage clinical trials that they did not exhibit in nonclinical or earlier-stage clinical trials. A number of companies in the pharmaceutical industry, including biotechnology and biopharmaceutical companies, have suffered significant setbacks in or the discontinuation of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding positive results in earlier trials. Likewise, the results of early nonclinical studies and clinical trials of our product candidates, some of which were not conducted by us, may not be predictive of the results of our current or planned development programs.

The commencement and completion of clinical trials may be delayed by several factors, including:

•	failure to obtain regulatory authorization to commence a clinical trial or reach a consensus with regulatory authorities regarding the design or implementation of our studies;

•	unforeseen safety issues or subjects experiencing severe or unexpected AEs;

•	continuation of previously identified safety issues;

•	occurrence of AEs in trials of the same class of agents conducted by other sponsors or AEs reported by anti-FcRn product candidates developed by others;

•	lack of effectiveness during clinical trials;

•	resolving any dosing issues or limitations, including those raised by the FDA or other foreign regulatory authorities;

•

inability to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	slower than expected rates of patient recruitment or failure to recruit suitable patients to participate in a trial;

•	failure to identify, qualify, or initiate a sufficient number of clinical trial sites;

•

imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an investigational new drug application (“IND”) or amendment, a clinical trial application (“CTA”) or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from a GCP inspection of our clinical trial operations or trial sites; developments in trials conducted by in-class competitors that raise regulatory concerns about risk to patients of the class broadly; or if the regulator finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	failure to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices (“cGCPs”) requirements, or other regulatory guidelines in other countries;

•	unanticipated impact from changes in or modifications to protocols or clinical trial design, including those that may be required by the FDA or other foreign regulatory authorities;

•	inability or unwillingness of clinical investigators or study participants to follow our clinical and other applicable protocols or applicable regulatory requirements;

•

an institutional review board (“IRB”) or ethics committee, refusing to approve, suspending, or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	ethics committees issuing negative opinions regarding a clinical trial or requiring substantial modifications of a proposed clinical trial;

•	premature discontinuation of study participants from clinical trials or missing data at a level that impacts study integrity;

•	failure to manufacture or release sufficient quantities of our product candidates or placebo for our clinical trials that in each case meet our and global quality standards for use in clinical trials;

•	inability to monitor patients adequately during or after treatment; or

•	inappropriate unblinding of trial results.

Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement, enrollment, or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate product revenue from our product candidates, if approved, may be delayed. In addition, any delays in our clinical trials could increase our costs, cause a decline in our share price, slow down the approval process, and jeopardize our ability to commence product sales and generate revenue.

In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any of these occurrences may harm our business, financial condition and results of operations.

We rely on the HanAll Agreement to provide us rights to the core intellectual property relating to IMVT-1402 and batoclimab. Any termination or loss of significant rights under the HanAll Agreement would adversely affect our development and commercialization of IMVT-1402 and batoclimab.

We have licensed our core intellectual property relating to IMVT-1402 and batoclimab from HanAll under the HanAll Agreement. The HanAll Agreement imposes a variety of obligations on us, including those relating to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, insurance, intellectual property protection and other matters. If we materially breach any of our obligations under the HanAll Agreement and are unable to cure that breach within the time frame specified under the HanAll Agreement, we may be required to pay damages to HanAll and they may have the right to terminate the HanAll Agreement, which would result in us being unable to develop or manufacture our products. We are considering the potential return of certain rights for batoclimab to HanAll and have commenced those discussions with HanAll.

Biotechnology and pharmaceutical license agreements are complex and certain provisions in the HanAll Agreement may be susceptible to multiple interpretations. The resolution of any dispute or disagreement involving contract interpretation that may arise in relation to the HanAll Agreement could affect the scope of our rights to our product candidates or affect financial or other obligations under the HanAll Agreement or other agreements related to the development and commercialization of our product candidates, either of which could harm our business, financial condition, results of operations and prospects.

We continue to expect the first of the two batoclimab Phase 3 TED studies to read out before the end of calendar year 2025. However, due to evolving competitive dynamics, we anticipate sharing top-line results from both TED studies concurrently in the first half of calendar year 2026. HanAll has a variety of interests in the licensed products including under the HanAll Agreement and outside of our licensed territories, and may as a result of those interests disagree with, or initiate a dispute with respect to, our development or commercialization plans for batoclimab. While the HanAll Agreement gives us final control over development and regulatory decisions relating to batoclimab in our licensed territories, HanAll may disagree with our future plans for batoclimab and we may not reach an agreement with respect to batoclimab, which could result in HanAll initiating a dispute for alleged breach of the HanAll Agreement and the dispute may result in arbitration or litigation. In the event HanAll asserts a breach, we do not believe there would be any basis for such a claim, and we would vigorously contest such a claim if made. Any potential dispute with HanAll could be very expensive and time-consuming, may divert our management’s attention from our core business, and may result in unfavorable results that materially impact our business. In addition, discontinuing further development of batoclimab could impact and result in disputes with third parties such as with respect to the contract manufacturing of batoclimab which may be time consuming and expensive to resolve.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Common Stock to decline and delay the development of IMVT-1402 or any future product candidate. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments.

If you purchase shares of Common Stock in this offering, you will experience substantial and immediate dilution.

The offering price per share of our Common Stock in this offering will be substantially higher than the net tangible book value per common share. Therefore, if you purchase shares of our Common Stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. After this offering, we will also have outstanding options to purchase shares of our Common Stock with exercise prices lower than the offering price and restricted stock units. To the extent these outstanding options and restricted stock units are exercised or vest, as applicable, or shares of our Series A preferred stock are converted into Common Stock, there will be further dilution to investors in this offering.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for shares of our Common Stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into shares of our Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. The use of words such as “can,” “may,” “might,” “will,” “would,” “should,” “expect,” “believe,” “estimate,” “design,” “plan,” “intend,” and other similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the uncertainties related to the completion of the offering and regarding the Company’s clinical program. All forward-looking statements are based on estimates and assumptions by Immunovant’s management that, although Immunovant believes to be reasonable, are inherently uncertain. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that Immunovant expected. Such risks and uncertainties include, among others: Immunovant may not be able to protect or enforce its intellectual property rights; initial results or other preliminary analyses or results of early clinical trials may not be predictive final trial results or of the results of later clinical trials; the timing and availability of data from clinical trials; the timing of discussions with regulatory agencies, as well as regulatory submissions and potential approvals; the continued development of Immunovant’s product candidates, including the number and timing of the commencement of additional clinical trials; Immunovant’s scientific approach, clinical trial design, indication selection, and general development progress; future clinical trials may not confirm any safety, potency, or other product characteristics described or assumed in this press release; any product candidate that Immunovant develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; Immunovant’s product candidates may not be beneficial to patients, or even if approved by regulatory authorities, successfully commercialized; the potential impact of global factors, such as international trade tariffs, geopolitical tensions, and adverse macroeconomic conditions on Immunovant’s business operations and supply chain, including its clinical development plans and timelines; Immunovant’s business is heavily dependent on the successful development, regulatory approval, and commercialization of IMVT-1402; Immunovant is at various stages of clinical development for IMVT-1402 and batoclimab; and Immunovant will require additional capital to fund its operations and advance IMVT-1402 and batoclimab through clinical development. These and other risks and uncertainties are more fully described in Immunovant’s periodic and other reports filed with the Securities and Exchange Commission (SEC), including in the section titled “Risk Factors” in Immunovant’s Annual Report on Form 10-K filed with the SEC on May 29, 2025, and Immunovant’s subsequent filings with the SEC. Any forward-looking statement speaks only as of the date on which it was made. Immunovant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.